                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release dated the date hereof.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: August 9, 2007

                                       3

                   TEFRON REPORTS SECOND QUARTER 2007 RESULTS

SECOND QUARTER 2007 HIGHLIGHTS

o    SECOND QUARTER REVENUES WERE $40.6 MILLION, 18.3% BELOW REVENUES OF THE
     SECOND QUARTER OF 2006.

o    CASH FLOW FROM OPERATIONS WAS $2.2 MILLION, LEADING TO A NET CASH POSITION
     OF $4.2 MILLION AT THE END OF THE QUARTER.

o    OPERATING INCOME FOR THE QUARTER WAS $1.0 MILLION.

o    FULLY DILUTED EPS FROM CONTINUING OPERATIONS WAS $0.04 IN THE QUARTER,
     COMPARED WITH $0.21 IN THE SECOND QUARTER OF 2006.

MISGAV, ISRAEL, AUGUST 9, 2007 - TEFRON LTD. (NYSE: TFR ; TASE: TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the second quarter of 2007.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results described below do not include the financial results of AlbaHealth. Tefron ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

SECOND QUARTER 2007 RESULTS

Second quarter revenues were $40.6 million, representing an 18.3% decrease from second quarter 2006 revenues of $49.7 million. The decrease in revenues in the quarter was due to a reduction in sales of active-wear and intimate apparel during the quarter. This reduction was partly offset by a slight increase in sales of swimwear.

Second quarter gross margin was 14.0%, compared with a gross margin of 21.7% in the second quarter of 2006. Operating income totaled $1.0 million (2.5% of revenues), compared with $6.6 million (13.4% of revenues) in the second quarter of 2006.

The decline in gross and operating margins in the second quarter was primarily due to the lower revenue and manufacturing levels in the quarter. In addition, the significant devaluation of the US Dollar versus the New Israeli Shekel, as well as the previously identified price reductions in older collections of
Tefron's intimate apparel product line also impacted margins.

Income from continuing operations was $0.8 million (1.9% of revenues), or $0.04 per diluted share in the second quarter of 2007, compared to $4.5 million (9.1%
of revenues), or $0.21 per diluted share, in the second quarter of 2006.

FIRST HALF 2007 RESULTS

Revenues in the first half of 2007 reached $89.4 million, representing a 9.8%
decline from revenues generated during the first half of 2006. The decline in revenues was due to a reduction in sales of intimate apparel and a significant reduction in sales of active-wear. This decline was partly offset by an increase in sales of swimwear.

The 2007 first half gross margin was 16.8% compared to 23.0% in the first half of 2006. Operating income was $6.0 million (6.7% of revenues) compared to an operating income of $14.1 million (14.3% of revenues) in the first half of 2006.
Income from continuing operations was $4.6 million (5.1% of revenues), or $0.21 per diluted share compared with $9.8 million (9.9% of revenues), or $0.47 per diluted share in the first half of 2006.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "Our second quarter results were in line with our updated expected financial results which we outlined in our announcement a month ago. Our active-wear sales were significantly reduced in the second quarter mainly due to a delay in orders. Our intimate apparel product line sales were also down in the second quarter mainly due to a reduction in sales to Victoria's Secret of older Cut & Sew collections which have been under continuous price pressure since the beginning of the year.
Additionally, we have been informed by Victoria's Secret that they intend to gradually transfer their sourcing of an old Cut & Sew cotton program to India beginning next year. We do not expect this to have a material impact on our 2008 intimate apparel revenues and profitability."

Mr. Shiran continued, "For the third quarter, we expect active-wear and intimate apparel sales to decline compared to the third quarter of last year. Seasonally, swim-wear revenues are the lowest in the third quarter, and accordingly we expect overall revenues in the third quarter to be below those of last year. We believe the lower revenue level will lead to a net loss of around $1 million in the third quarter. However, given our expectations for improved active-wear sales in the fourth quarter mainly due to positive indications received from
Nike for increased 'next generation' product orders, and a seasonally stronger quarter for swimwear sales, we expect a strong improvement in sales and margins in the fourth quarter compared to the second quarter of 2007."

Mr. Shiran concluded, "While the first half of 2007 has been challenging for us, we have been successful in positioning Tefron as a leading developer, designer and manufacturer of high-end performance apparel. We are in a continuous process of looking for new customers for our products and new revenue growth drivers while looking for ways to cut costs and improve efficiencies."

CONFERENCE CALL
--------------------------------------------------------------------------------

The Company will be hosting a conference call today, August 9, 2007 at 10am EDT.
On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 642 5032
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0691
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0691

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte
Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swimwear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON
     THE SAME TERMS;

o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING CHANGES
     IN FASHION PREFERENCES;

o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
     ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET
     IN WHICH WE OPERATE;

o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
     INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
     QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION).

o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
     FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS
     AND DIFFERENT RAW MATERIALS;

o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
     EXPANSION INTO NEW PRODUCT LINES;

o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
     OUR MACHINERY;

o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;OUR DEPENDENCE ON SUBCONTRACTORS IN
     CONNECTION WITH OUR MANUFACTURING PROCESS;

o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
     DEBT;

o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL
     BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 646 201 9246
Aasaf@tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                Six months ended           Six months ended        Three months ended      Three months ended           Year ended
                  June 30, 2007              June 30, 2006            June 30, 2007           June 30, 2006          December 31, 2006
              ---------------------     ----------------------   ----------------------   ----------------------  ------------------------
                 USD                       USD                     USD                      USD                     USD
Segment       Thousands  % of total     Thousands   % of total   Thousands   % of total   Thousands   % of total  Thousands     % of total
-------       ---------  ----------     ---------   ----------   ---------   ----------   ---------   ----------  ---------     ----------

Cut & sew       42,052       47.1%       45,753         46.2%     17,770         43.7%     22,792         45.8%     85,951         45.7%
Seamless        47,322       52.9%       53,343         53.8%     22,853         56.3%     26,937         54.2%    102,153         54.3%
Total           89,374      100.0%       99,096        100.0%     40,623        100.0%     49,729        100.0%    188,104        100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                         Six months ended         Six months ended       Three months ended        Three months ended        Year ended
                           June 30, 2007            June 30, 2006           June 30, 2007             June 30, 2006        December 31, 2006
                      ----------------------   ----------------------   ----------------------   ----------------------  ------------------------
                        USD                      USD                      USD                      USD                     USD
Product line          Thousands   % of total   Thousands   % of total   Thousands   % of total   Thousands   % of total  Thousands     % of total
------------          ---------   ----------   ---------   ----------   ---------   ----------   ---------   ----------  ---------     ----------

Intimate Apparel       49,266         55.1%     50,693         51.2%     22,808         56.1%     25,267         50.8%    100,890         53.6%
Active wear            21,114         23.6%     31,324         31.6%     10,275         25.3%     17,275         34.7%     59,406         31.6%
Swimwear               18,994         21.3%     17,079         17.2%      7,540         18.6%      7,187         14.5%     27,808         14.8%
Total                  89,374        100.0%     99,096        100.0%     40,623        100.0%     49,729        100.0%    188,104        100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                              JUNE 30,
                                                       ----------------------     DECEMBER 31,
                                                         2007          2006          2006
                                                       --------      --------      --------
                                                             UNAUDITED
                                                       ----------------------
ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                           $  5,181      $ 20,073      $  3,966
   Short-term deposit                                    11,402             -        10,089
   Marketable securities                                  9,868             -         4,975
   Trade receivables, net                                28,234        26,837        30,655
   Other accounts receivable and prepaid expenses         3,736         4,398         4,166
   Inventories                                           24,609        22,420        28,912
                                                       --------      --------      --------

 TOTAL current assets                                    83,030        73,728        82,763
                                                       --------      --------      --------

 LONG-TERM INVESTMENS:
   Bank deposit                                               -             -         1,029
   Severance pay fund                                       854           878           778
   Subordinate note                                       3,000         3,000         3,000
                                                       --------      --------      --------

 TOTAL long-term investments                              3,854         3,878         4,807
                                                       --------      --------      --------

 PROPERTY, PLANT AND EQUIPMENT, NET                      76,043        78,363        77,086
                                                       --------      --------      --------

 TOTAL assets                                          $162,927      $155,969      $164,656
                                                       ========      ========      ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        JUNE 30,
                                                               -------------------------      DECEMBER 31,
                                                                  2007           2006            2006
                                                               ---------       ---------       ---------
                                                                       UNAUDITED
                                                               -------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term bank loans                  $   5,948       $   6,398       $   5,948
   Trade payables                                                 22,903          22,241          31,143
   Other accounts payable and accrued expenses                    10,633           8,145          10,402
                                                               ---------       ---------       ---------

 TOTAL current liabilities                                        39,484          36,784          47,493
                                                               ---------       ---------       ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)         16,348          22,296          19,322
   Deferred taxes                                                 12,220          13,120          12,313
   Accrued severance pay                                           3,427           3,143           3,298
                                                               ---------       ---------       ---------

 TOTAL long-term liabilities                                      31,995          38,559          34,933
                                                               ---------       ---------       ---------

 SHAREHOLDERS' EQUITY:
    Ordinary shares                                                7,518           7,292           7,411
   Additional paid-in capital                                    106,138          98,181         101,684
   Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
   Cumulative other comprehensive income                             130             615              55
   Accumulated deficit                                           (14,930)        (18,054)        (19,512)
                                                               ---------       ---------       ---------

 TOTAL shareholders' equity                                       91,448          80,626          82,230
                                                               ---------       ---------       ---------

 TOTAL liabilities and shareholders' equity                    $ 162,927       $ 155,969       $ 164,656
                                                               =========       =========       =========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                      SIX MONTHS ENDED                   THREE MONTHS ENDED
                                                          JUNE 30,                             JUNE 30,                   YEAR ENDED
                                                ------------------------------      ------------------------------        DECEMBER 31,
                                                    2007               2006             2007              2006               2006
                                                ------------      ------------      ------------      ------------       ------------
                                                                             UNAUDITED
                                                -----------------------------------------------------------------

Sales                                           $     89,374      $     99,096      $     40,623      $     49,729       $    188,104
Cost of sales                                         74,381            76,334            34,921            38,961            145,144
                                                ------------      ------------      ------------      ------------       ------------

Gross profit                                          14,993            22,762             5,702            10,768             42,960
Selling, general and administrative
  expenses                                             8,998             8,632             4,697             4,127             17,077
                                                ------------      ------------      ------------      ------------       ------------

Operating income                                       5,995            14,130             1,005             6,641             25,883
Financial expenses, net                                  457             1,016                49               701              1,912
                                                ------------      ------------      ------------      ------------       ------------

Income before taxes on income                          5,538            13,114               956             5,940             23,971
Taxes on income                                          956             3,335               166             1,392              5,711
                                                ------------      ------------      ------------      ------------       ------------

Income from continuing operations                      4,582             9,779               790             4,548             18,260
Income (loss) from discontinued
  operations                                               -                62                 -               (90)               120
                                                ------------      ------------      ------------      ------------       ------------

Net income                                      $      4,582      $      9,841      $        790      $      4,458       $     18,380
                                                ============      ============      ============      ============       ============

Basic and diluted net earnings per share
  from continuing operations:
  Basic net earnings per share                  $       0.22      $       0.49      $       0.04      $       0.22       $       0.90
                                                ============      ============      ============      ============       ============
  Diluted net earnings per share                $       0.21      $       0.47      $       0.04      $       0.21       $       0.88
                                                ============      ============      ============      ============       ============

Basic and diluted net earnings per share
  from discontinued operations:
  Basic net earnings per share                  $          -      $          -      $          -                 -       $       0.01
                                                ============      ============      ============      ============       ============
  Diluted net earnings per share                $          -      $          -      $          -                 -       $       0.01
                                                ============      ============      ============      ============       ============

Basic and diluted net earnings per share :
  Basic net earnings per share                  $       0.22      $       0.49      $       0.04      $       0.22       $       0.91
                                                ============      ============      ============      ============       ============
  Diluted net earnings per share                $       0.21      $       0.47      $       0.04      $       0.21       $       0.89
                                                ============      ============      ============      ============       ============

Weighted average number of shares used
  for computing basic earning per share           21,174,775        19,906,775        21,194,630        20,107,137         20,210,722
                                                ============      ============      ============      ============       ============

Weighted average number of shares used
  for computing diluted earnings per share        21,843,126        20,919,799        21,862,557        21,365,011         20,754,566
                                                ============      ============      ============      ============       ============

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          SIX MONTHS ENDED            THREE MONTHS ENDED
                                                              JUNE 30,                     JUNE 30,             YEAR ENDED
                                                      -----------------------       -----------------------     DECEMBER 31,
                                                        2007           2006           2007           2006           2006
                                                      --------       --------       --------       --------       --------
                                                                            UNAUDITED
                                                      -----------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  4,582       $  9,841       $    790       $  4,458       $ 18,380
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Loss (income) from discontinued operations                 -            (62)             -             90           (120)
  Depreciation, amortization and impairment of
    property, plant and equipment                        4,335          4,151          2,146          2,050          8,719
  Compensation related to options granted to
    employees                                              182            336             77            141            555
  Increase (decrease) in accrued severance pay,
    net                                                     53            204             (5)           205            459
  Accrual of interest on short and long-term
    deposits and marketable securities                    (328)             -           (125)             -           (100)
  Gain on sale of and accretion of discount on
    marketable securities                                  (65)             -              -              -            (57)
  Increase (decrease) in deferred income taxes              60          3,979            (86)         1,381          2,128
  Loss (gain) on disposal of property, plant and
    equipment, net                                        (395)             8              1             23            (73)
  Decrease (increase) in trade receivables, net          2,421           (859)         1,093            972         (4,677)
  Decrease (increase) in other accounts
    receivable and prepaid expenses                        275           (224)           167            562           (417)
  Decrease (increase) in inventories                     4,303          3,962          1,246          5,997         (2,530)
  Increase (decrease) in trade payables                 (8,240)        (5,624)        (3,092)        (5,927)         3,278
  Increase (decrease) in other accounts payable
    and accrued expenses                                   385         (1,529)             6           (705)         1,718
                                                      --------       --------       --------       --------       --------

Net cash provided by continuing operating
  activities                                             7,568         14,183          2,218          9,247         27,263
Net cash provided by (used in) discontinued
  operating activities                                       -            507              -            (10)           507
                                                      --------       --------       --------       --------       --------
Net cash provided by operating activities                7,568         14,690          2,218          9,237         27,770
                                                      --------       --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment               (3,102)        (1,164)        (2,138)          (562)        (4,688)
Investment grants received                                   -          1,218              -              -          1,218
Proceeds from sale of property, plant and
  equipment                                                681            265              2            255            335
Dividend received from discontinued operation                -            140              -              1            140
Investment in short and long-term deposits and
  marketable securities                                (16,961)             -         (8,500)             -        (22,894)
Proceeds from sale of marketable securities             12,179              -          7,680              -          6,961
Proceeds from sale of subsidiary, net                        -         10,250              -         10,250          9,917
                                                      --------       --------       --------       --------       --------

Net cash provided by (used in) continuing
  investing activities                                  (7,203)        10,709         (2,956)         9,944         (9,011)
Net cash used in discontinued investing
  activities                                                 -           (172)             -             (4)          (172)
                                                      --------       --------       --------       --------       --------
Net cash provided by (used in) investing
  activities                                            (7,203)        10,537         (2,956)         9,940         (9,183)
                                                      --------       --------       --------       --------       --------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          SIX MONTHS ENDED            THREE MONTHS ENDED
                                                              JUNE 30,                     JUNE 30,              YEAR ENDED
                                                      -----------------------       -----------------------     DECEMBER 31,
                                                        2007           2006           2007           2006           2006
                                                      --------       --------       --------       --------       --------
                                                                            UNAUDITED
                                                      -----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loans                       (2,974)       (18,214)        (1,488)       (16,735)       (21,188)
Proceeds from long-term bank loans                           -          5,000              -          5,000          5,000
Decrease in short-term bank credit, net                      -        (14,713)             -             (8)       (14,713)
Excess tax benefit from exercise of stock
  options related to employees and directors                 -              -              -              -            446
Proceeds from exercise of stock options related
  to employees and directors                                85          1,622             60          1,136          3,175

Proceeds from exercise of tradable options
  issued at the secondary offering                       4,290              -              -              -            972
Proceeds from secondary offering of shares and
  options, net                                               -         13,834              -              -         13,816
Dividend paid to shareholders                             (551)             -              -              -         (9,446)
                                                      --------       --------       --------       --------       --------

Net cash provided by (used in) continuing
  financing activities                                     850        (12,471)        (1,428)       (10,607)       (21,938)
Net cash used in discontinued financing
  activities                                                 -           (544)             -            (81)          (544)
                                                      --------       --------       --------       --------       --------
Net cash provided by (used in) financing
  activities                                               850        (13,015)        (1,428)       (10,688)       (22,482)
                                                      --------       --------       --------       --------       --------

Total increase (decrease) in cash and cash
  equivalents                                            1,215         12,212         (2,166)         8,489         (3,895)
Decrease in cash and cash equivalents attributed
  to discontinued operations                                 -            209              -             95            209
                                                      --------       --------       --------       --------       --------
Increase (decrease) in cash and cash equivalents
  attributed to continued operations                     1,215         12,421         (2,166)         8,584         (3,686)
Cash and cash equivalents at beginning of period         3,966          7,652          7,347         11,489          7,652
                                                      --------       --------       --------       --------       --------

Cash and cash equivalents at end of period            $  5,181       $ 20,073       $  5,181       $ 20,073       $  3,966
                                                      ========       ========       ========       ========       ========

                                       10